UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2020
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

March 16, 2020

METHANEX REDUCES PRODUCTION LEVELS IN TRINIDAD AND CHILE
VANCOUVER, BRITISH COLUMBIA (March 16, 2020) - Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced today that it has idled its Titan plant in Trinidad effective today and will idle its Chile IV plant effective April 1, 2020. These changes are being made for an indefinite period.
John Floren, President and CEO of Methanex, commented, “We anticipate that methanol demand could be impacted in the second quarter of 2020 as there has been a substantial reduction in manufacturing activity in countries that have had significant outbreaks of COVID-19. As a result, we are reducing production at our methanol facilities, where we have flexibility in our gas agreements, to prepare for lower demand for methanol. We do not expect this production change to have a significant impact on our cash flows in the current price environment.”
“Given the uncertainty in the global economy and challenging commodity price environment, we are taking steps to strengthen our balance sheet while maintaining financial flexibility. We are evaluating all capital and operating spending, including our advantaged Geismar 3 project.”
Methanex currently has significant liquidity of approximately $700 million, including cash on hand and an undrawn committed revolving credit facility, as well as an $800 million undrawn construction facility for the Geismar 3 project.
Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH”. Methanex can be visited online at www.methanex.com.
FORWARD-LOOKING INFORMATION WARNING
This news release contains forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "will," "anticipates," “could,” “expect,” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.
More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives;

•	expected new methanol supply or restart of idled capacity and timing for start-up of the same;

•
expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages;

•	expected methanol and energy prices;

•	anticipated operating rates of our plants;

•	expected operating costs, including natural gas feedstock costs and logistics costs;

•	availability of committed credit facilities and other financing;

•
our ability to meet covenants or obtain or continue to obtain waivers associated with our long-term debt obligations, including, without limitation, the Egypt limited recourse debt facilities that have conditions associated with the payment of cash or other distributions and the finalization of certain land title registrations and related mortgages which require actions by Egyptian governmental entities;

•
commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities, including our Geismar 3 Project;

•	our financial strength and ability to meet future financial commitments; and

•	expected global or regional economic activity (including industrial production levels).
We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives;

•	our ability to procure natural gas feedstock on commercially acceptable terms;

•	operating rates of our facilities;

•	operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates;

•	the availability of committed credit facilities and other financing;

•	timing of completion and cost of our Geismar 3 Project;

•	global and regional economic activity (including industrial production levels); and

•	absence of a material negative impact from major natural disasters.
However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses;

•	the price of natural gas, coal, oil and oil derivatives;

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities;

•	the ability to carry out corporate initiatives and strategies;

•	actions of competitors, suppliers and financial institutions;

•	our ability to meet timeline and budget targets for our Geismar 3 Project, including cost pressures arising from labour costs;

•
actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives;

•
import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements;

•	world-wide economic conditions; and

•	other risks described in our 2018 Annual Management’s Discussion and Analysis and our Fourth Quarter 2019 Management’s Discussion and Analysis.
Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes implied by forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

- end -

For further information, contact:
Kim Campbell
Manager, Investor Relations
Methanex Corporation
604 661 2600 or Toll Free: 1 800 661 8851
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 16, 2020	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary